SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

               DIAL-THRU INTERNATIONAL CORPORATION
=================================================================
                        (Name of Issuer)

            Common Stock, $0.001 par value per share
=================================================================
                 (Title of Class of Securities)

                           252479 10 0
=================================================================
                         (CUSIP Number)

                         Roger D. Bryant
                  8100 Jetstar Drive, Suite 100
                       Irving, Texas 75063
                          972.929.1920
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 19, 2000
=================================================================

              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

(Page 1 of 7 Pages)


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     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1)   Name of Reporting Person                   Roger D. Bryant
     I.R.S Identification No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          00

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of
       Organization                      United States of America

     Number of Shares    (7)  Sole Voting                 650,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
        Owned by Each         Power

     Reporting Person    (9)  Sole Dispositive            650,000
                              Power
        with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                  650,000
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                         7.7%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock"), of DIAL-THRU INTERNATIONAL CORPORATION (formerly ARDIS Telecom & Technologies, Inc.), a Delaware corporation, which has its principal executive offices located at 8100 Jetstar Drive, Suite 100, Irving, Texas 75063 (the "Issuer").

2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Roger D. Bryant (the
"Reporting Person").

     (b)  The Reporting Person's business address is c/o Dial-
Thru International Corporation, 8100 Jetstar Drive, Suite 100,
Irving, Texas 75063.

     (c) The Reporting Person's present principal occupation is Chairman of the Issuer.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is an individual resident of the State of Texas and a citizen of the United States of America.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Schedule 13D is filed to reflect the Reporting Person's beneficial ownership of Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's Amended and Restated Stock Option Plan. These option grants were awarded by the Issuer as long-term incentive compensation as set forth in the Issuer's Proxy Statement dated March 10, 1999 for its 1999 Annual Meeting of Shareholders held April 26, 1999 (the "Proxy Statement"). As of the date hereof the Reporting Person holds 300,000 unexercised options.

The Reporting Person also holds warrants that are presently exercisable for an additional 250,000 shares of Common Stock as a result of the vesting in January, 1998 of certain performance warrants issued in 1997, as described in the Proxy Statement.

     On January 25, 1999, the Reporting Person was granted an additional 100,000 shares of Common Stock by the Board of Directors of the Issuer.

     All of the securities held by the Reporting Person were acquired by grants, and no funds were borrowed or otherwise obtained for their acquisition.

4.   PURPOSE OF TRANSACTION.

     The Reporting Person holds the options and the shares of Common Stock for investment purposes. Depending upon various factors, including, but not limited to, the Issuer's business, financial condition, prospects and the price for the Issuer's Common Stock, the Reporting Person may in the future take such actions with respect to his holdings as he deems appropriate, including the exercise of options or the disposition of shares of Common Stock. As Chairman and a director of the Issuer, the Reporting Person may be issued additional options, warrants or shares of Common Stock as compensation in the future. As Chairman of the Issuer, the Reporting Person may from time to time explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the Reporting Person has no plans or proposals which would relate to or result in:

          (a) The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 650,000 shares of Common Stock of the Issuer, consisting of 100,000 shares of Common Stock, currently exercisable options for the purchase of 300,000 shares of Common Stock and currently exercisable warrants for the purchase of 250,000 shares of Common Stock. Such shares constitute 7.7% of the Issuer's outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, the 650,000 shares beneficially owned by him.

     (c) In the past sixty days, the Reporting Person has not effected any transactions in the Common Stock of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     None.

7.   MATERIAL TO BE FILED AS EXHIBITS

                         N/A

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 20, 2000


                                /s/  ROGER D. BRYANT
                              --------------------------------
                              Roger D. Bryant



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
            criminal violations (see 18 U.S. C. 1001)